Exhibit 99.1

Evaxion Biotech Announces Q1 2021 Financial Results and Provides Business Update

●	Raised net proceeds of $27.9 million in U.S. initial public offering in February 2021
●	Lead programs EVX-01 and EVX-02 on track for Phase 1/2a data readouts late in Q2
●	Product candidates EVX-03 and EVX-B1 progressing through pre-clinical development
●	Cash reserves of $27 million at March 31, 2021

Copenhagen, Denmark, May 13, 2021 – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer, bacterial diseases and viral infections, announced today the first quarter 2021 financial results and provided an operational update.

Lars Wegner, CEO of Evaxion, said: “Evaxion made strong progress in Q1 2021, successfully concluding our U.S. IPO and continuing to advance our clinical programs. Our two lead product candidates, EVX-01 and EVX-02, are on track for results from Phase 1/2a trials late in Q2 and we continue to develop our RAVEN AI platform for vaccine design and development for viral infections. We believe that our cash reserves of $27 million provide a solid financial foundation and will facilitate the continued development of our four lead programs.”

Operational and Business Highlights in Q1 2021

●	Closed U.S. initial public offering of 3,000,000 American Depositary Shares at a public offering price of $10.00 per ADS. The gross proceeds from the offering, before deducting underwriting fees and commissions and other offering expenses, were $30 million.
●	Recruitment for two lead product candidates, EVX-01 and EVX-02, in Phase 1/2a clinical trials remains on track for data readouts late in Q2.
●	Other lead product candidates, EVX-03 for multiple cancer indications and EVX-B1, a vaccine for the prevention of Staphylococcus aureus including MRSA, continue to progress as expected through pre-clinical development and Chemistry, Manufacturing and Controls (CMC).
●	Cash reserves at March 31, 2021 of $27.0 million, provide continued funding of key programs.
●	Opened new corporate headquarters and research laboratory facility located in the DTU Science Park in Hoersholm near Copenhagen, Denmark.
●	Publication of a paper in the peer-reviewed journal Scientific Reports, describing a study into the bacterium S. aureus, which may facilitate a better understanding of host-pathogen interactions during invasive infection.

Events after the Reporting Period

●	Presentation at the 4th Neoantigen Summit Europe, described Evaxion’s recent improvement in determining cancer neoepitopes through measurement and prediction of peptide-MHC (pMHC) complex stability.

Expected milestones in 2021

●	Phase 1/2a data readout on EVX-01 in metastatic melanoma - Q2 2021
●	Phase 1/2a data readout on EVX-02 in adjuvant melanoma - Q2 2021
●	Regulatory filing for clinical trial of EVX-03 in multiple cancers - H2 2021

First Quarter 2021 Financial Results

●	Cash position: As of March 31, 2021, cash and cash equivalents were $27.0 million compared to $5.8 million as of December 31, 2020. On February 9, 2021, we closed our IPO raising net proceeds of $27.9 million after underwriting discounts and commissions, but before offering expenses.
●	Research and Development expenses were $3.9 million for the quarter ended March 31, 2021, compared to $2.5 million for the same period in 2020. The increase of $1.4 million was primarily related to increased spending, net of grant income, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased due to higher headcount.
●	General and Administrative expenses were $1.3 million for the quarter ended March 31, 2021, compared to $0.8 million for the same period in 2020. The increase of $0.5 million was primarily related to increases in overhead and professional fees related to the expansion of our corporate function for our initial public offering.
●	Net loss was $4.1 million for the quarter ended March 31, 2021 or ($0.23) loss per basic and diluted share, compared to $3.1 million, or ($0.20) loss per basic and diluted share, for the same period in 2020.

Guidance

●	Evaxion’s operating plan extends its cash runway into 2022.

Webcast and Conference Call

Evaxion will host a webcast and conference call today, May 13, at 8:30 a.m. EDT.

To dial-in for the conference call, please use the following details:

US: 877-407-0792

International: +1-201-689-8263

Conference ID: 13718732

Alternatively to access the audio webcast, please visit the events page of Evaxion’s website at:

https://evaxion-biotech.com/news-and-events/events/default.aspx

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information

Evaxion	LifeSci Advisors LLC
Glenn S. Vraniak	Mary-Ann Chang
Chief Financial Officer	Managing Director
gvr@evaxion-biotech.com	mchang@lifesciadvisors.com
+1 (513) 476-2669	+44 7483 284 853

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Form 20-F for the year ended December 31, 2020 and the Company’s other reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	March 31,	Dec 31,
	2021	2020
Cash and cash equivalents	$26,955	$5,834
Total assets	34,920	11,965
Total liabilities	7,121	4,927
Share capital	3,132	2,648
Other reserves	55,745	31,669
Accumulated deficit	(31,078)	(27,279)
Total equity	27,799	7,038
Total liabilities and equity	$34,920	$11,965

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Year Ended March 31,
	2021	2020
Research and development expenses	$3,893	$2,510
General and administrative expenses	1,282	781
Operating loss	(5,175)	(3,291)
Finance income	972	16
Finance expenses	(297)	(4)
Net loss before tax	(4,500)	(3,279)
Income taxes	407	180
Net loss for the period	$(4,093)	$(3,099)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(4,093)	$(3,099)
Loss per share – basic and diluted	$(0.23)	$(0.20)
Number of shares used for calculation (basic and diluted)	17,865,335	15,184,152